Mail Stop 6010   July 9, 2007

Ryuji Ueno, M.D., Ph.D., Ph.D.
Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

> **Re: Sucampo Pharmaceuticals, Inc.**
> **Amendment No. 7 Registration Statement on Form S-1**
> **Filed June 25, 2007**
> **File No. 333-135133**

Dear Dr. Ueno:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 70

Products and Product Candidates, page 76

1.   We note your response to our prior comment 4 and reissue that comment in part.
        Since you have now received the final results of these trials, please revise your
        disclosure to provide a complete description of the results. For example, please
        disclose the "higher rates" experienced by participants who received AMITIZA
        compared to the placebo. Please also quantify how the secondary endpoints improved
        and disclose the relevant p-values.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Ave., NW
        Washington, District of Columbia 20006